December 23, 2013

VIA EDGAR AND CERTIFIED MAIL

Ms. Peggy Kim

Special Counsel

Division of Corporation Finance – Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-3628

Re:	Harris Interactive Inc.

Schedule 14D-9 (as amended)

Filed December 10, 2013

File No. 5-57893

Dear Ms. Kim:

This letter sets forth the response of Harris Interactive Inc. (“Harris Interactive”) to the comment letter, dated December 19, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance – Office of Mergers & Acquisitions (the “Staff”) relating to Harris Interactive’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 10, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Appraisal Rights, page 43

1.	Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that securities that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by security holders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Response:

In Amendment No. 1 to the Schedule 14D-9 filed by Harris Interactive on December 23, 2013 (“Amendment 1”), we revised “Item 8. Additional Information.” and the disclosure under the heading titled “Appraisal Rights” by inserting at the end of the first full paragraph on page 43, the following three sentences:

“In addition, if Purchaser consummates the Offer and acquires a majority of the Shares outstanding on a Fully Diluted basis, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as described in the Offer to Purchase), the Company, Nielsen and Purchaser will cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive, in accordance with Section 251(h) of the DGCL, the Offer Price, except as provided in the Merger Agreement with respect to Shares owned by Nielsen, the Company or their respective subsidiaries or Shares that are held by any stockholder of the Company who or which is entitled to demand, and properly demands, appraisal for such Shares pursuant to and in full compliance with Section 262 of the DGCL (as described below). Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier.”

2.	Please revise to state whether the bidder or Harris Interactive will provide any additional notice of appraisal rights.

Response:

In Amendment No. 1, we revised “Item 8. Additional Information.” and the disclosure under the heading titled “Appraisal Rights” by deleting the fourth paragraph on page 43 in its entirety and inserting the following in place thereof:

“This Schedule 14D-9 constituted the formal notice of appraisal rights under Section 262 of the DGCL. Under the DGCL, no additional notice is required to be provided to the Company’s stockholders prior to the Effective Time and the Company, Nielsen and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, the Company will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such stockholder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and December 30, 2013.”

3.	We note that stockholders must deliver a written demand within the later of the “consummation of the Offer” and December 30, 2013. Please revise to further describe the timeframe for perfecting any appraisal rights, including whether you mean the expiration of the offer or the acceptance of the tendered securities.

Response:

In Amendment No. 1, we revised “Item 8. Additional Information.” and the disclosure under the heading titled “Appraisal Rights” by deleting the first bullet of the sixth paragraph on page 43 in its entirety and inserting the following in place thereof:

“within the later of the consummation of the Offer (which occurs when Purchaser has accepted for payment, and thereby purchases, the tendered Shares following the Expiration Date (see Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase)) and December 30, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;”.

*    *    *

As requested by the Staff in the Comment Letter, Harris Interactive has authorized us to confirm the following on its behalf:

•	Harris Interactive is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris Interactive may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (212) 859-8000.

Sincerely,

/s/ Abigail Bomba Abigail Bomba

cc:	Marc H. Levin, Chief Operating Officer, Chief Administrative Officer, General Counsel & Corporate Secretary, Harris Interactive Inc.

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